STRATEGIC ALLIANCE AGREEMENT AMENDMENT No. 6

 The Strategic Alliance Agreement by and among SAP AG, SAP Markets, Inc. (collectively "SAP") and Commerce One, Inc. (now named Commerce One Operations, Inc.) ("C1" and collectively with SAP, the "Parties") dated September 18, 2000, including all amendments (collectively, the "SAA"), is further amended by the addition of this Amendment No. 6 ("Amendment"), which is effective September 29, 2003 ("Effective Date"). As of the Effective Date, this Amendment shall become part of and subject to the terms and conditions of the Agreement, which, except as expressly modified by this Amendment, remains unchanged and in full force and effect. In the event of a conflict between the terms of this Amendment and the Agreement, the terms of this Amendment shall govern. All terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

In consideration for the terms of this Amendment, the sufficiency of which both Parties acknowledge, the Parties agree as follows:

I. Preparation for continued customer support after termination of Parties' SAA support obligations

Both Parties acknowledge and agree that any of their respective support obligations as agreed in the SAA toward each other shall lapse as of December 31, 2003. Consequently, as of January 1, 2004 each Party shall be solely responsible for the provision of support services to Joint Offering customers under a valid and individual support agreement with the respective Party. Both Parties hereby agree to engage in a series of activities required to allow both Parties to achieve said responsibility, as follows:

1. Cross licensing of Technology

a. SAP Source Code License to C1 Technology

By reference to Section 14.1 of the SAA and Section 5.1 of the Joint Development Agreement (JDA) entered into by and between the Parties effective as of September 18, 2000, C1 hereby grants to SAP a fully paid-up, non-exclusive, worldwide license, limited to a term of three (3) years following the date of termination of the SAA, non-transferable, internal right to use, display, perform and modify (in accordance with the provisions of the SAA and the JDA including without limitation those relating to SAP´s confidentiality obligations and Commerce One's intellectual property ownership in such source code, including without limitation the provisions of sections 16.2.1 of the JDA and 18.2.1 of the SAA) the Commerce One-developed source code to any C1 Technology contained in all releases of the Joint Offering made commercially available by the Parties as of the termination of the SAA ("C1 Source Code") as specifically set forth in Appendix 1. SAP´s right and license to the C1 Source Code shall be limited to use only for support and maintenance provision to any customers having acquired a license to the Joint Offering as of the date of termination of the SAA and up to ten (10) additional customers acquiring a license to the Joint

Offering within the three year restricted OEM license period following the date of termination of the SAA as stipulated in Section 15.1 of the SAA. SAP understands that the source code licensed hereunder shall be maintained as Commerce One's "Confidential Information" in accordance with the terms of section 23 of the SAA.

b.   **C1 Source Code License to SAP Technology**
C1 has chosen not to invoke its right to receive a reciprocal source code license for SAP Applications within the Joint Offering as originally foreseen by the SAA, such decision being final and binding on the part of C1. In the event that C1 customers of the Joint Offering would require support for such SAP Applications and to the extent SAP makes support services for such SAP Applications generally available to its own customer base at the same time, C1 has the right to request in writing and SAP in such case would have an obligation to deliver Level 3 support for up to 10 C1 customers on the terms agreed for the provision of support services between the Parties during the term of the SAA (excluding, however, the right to receive Upgrades and Updates to such SAP Applications as well as the provision of any support services relating to third party technology embedded in such SAP Applications, for which C1 shall be required to secure support services from the respective third party provider independently) and subject to an annual support fee of the greater of 35% of the total support fees received by C1 from such C1 customers or EUR 50,000.- per each such customer, payable by C1 to SAP in equal quarterly installments on the 1st day of each calendar quarter following C1´s request for a maximum period of three (3) years following the date of termination of the SAA.

c.   **Representations / Warranties / Indemnification / Liability**

(i)   Commerce One agrees that solely the covenants set forth in section 20.1 of the SAA shall apply to the license of source code to SAP set forth hereunder.

(ii)   Commerce One further agrees that solely the indemnification provision of section 21.1 of the SAA shall apply to the license of source code set forth hereunder and such indemnification obligation shall only apply to the unmodified and uncustomized version of the source code in the form provided by Commerce One to SAP hereunder and solely to the extent that SAP has not breached the terms of the license set forth hereunder. Similarly, solely SAP's indemnification obligation set forth in section 21.2 of the SAA shall apply to any claims against Commerce One arising out of SAP's modifications or customizations to the Commerce One source code licensed to SAP hereunder.

(iii)   C1 and SAP agree that, except as expressly stated otherwise in this section 1(c) of this Amendment: 1) the license to the C1 Source Code granted herein shall be granted solely as determined during the formal source code handover procedure described in Appendix 3, C1 Source Code handover, item 10., without warranty of any kind, and Commerce One hereby expressly disclaims all other warranties related to such source code, express or implied, including without limitation the implied warranties of merchantability, non-infringement and fitness for a particular purpose; and 2) no other warranty or indemnification provisions of the SAA or the Joint Development Agreement shall apply to SAP's source code license hereunder.

2. **Third Party Technology**

C1 has provided a complete and accurate list of third party technology embedded in (i.e. provided to customers of the Joint Offering as a bundle without additional charges) or required for operation (i.e. to be licensed by customers of the Joint Offering separately) of C1 Technology as set forth in <u>Appendix 2A, Appendix 2B and Appendix 2C</u> for the various releases of C1 Technology. SAP understands that it will be required to enter into agreements with such third parties as necessary to obtain support and maintenance from such third parties. Each party agrees to maintain license rights with applicable third parties for technology embedded in that party's products which comprise the Joint Offering to allow the other party to license the Joint Offering through December 31, 2003. Thereafter, neither party shall be obligated to maintain license rights for any third party technology embedded in that party's products or otherwise necessary for license of that party's products which comprise the Joint Offering, and each party shall be solely responsible for directly obtaining such rights from the applicable third parties as necessary. To enable C1 to obtain such third party rights with respect to SAP Technology should it desire to license the Joint Offering to customers after December 31, 2003, SAP will provide a complete and accurate list of third party technology embedded in (i.e. provided to customers of the Joint Offering as a bundle without additional charges) or required for operation (i.e. to be licensed by customers of the Joint Offering separately) of SAP Technology to C1 without undue delay upon C1´s written request.

3. **Mutual Close-Out Activities and Assistance Services**

C1 and SAP agree that the C1 Source Code and mutual support handover process agreed per this Amendment may require certain mutual assistance services as described in <u>Appendix 3</u>. Both parties agree, to the extent services as described in <u>Appendix 3</u> should be explicitly requested by a Party from the other Party via this agreement or subsequently in writing or e-mail form during the C1 Source Code and mutual support handover process, to provide such services to the other Party at the service rates depicted in <u>Appendix 3</u>. Any services provided by the parties shall be subject to the terms and conditions of the Professional Services Agreement (PSA) valid as of September 18, 2000 entered into by and between C1 and SAP Markets, Inc..

II. **Information on SAA termination to press and customers**

In order to foster uniform communication to press and customers about the termination of the SAA and its effect on the Parties and their respective Joint Offering customers, C1 and SAP agree that the official statement attached to this Amendment as <u>Appendix 4</u> is to be used by both Parties in their respective communications. Usage of the statement attached as <u>Appendix 4</u> in whatever context by a Party shall not require any additional approval by the other Party; any additional and/or deviating official, written communication to the press or customers by both Parties pertaining to the termination of the SAA and its effect shall require the other Party´s express prior approval in writing, which shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, nothing herein shall be construed to preclude either party from disclosing any information relating to the SAA or the parties' relationship, the termination thereof or other related information as may be necessary to comply with applicable laws or regulations, including without limitation U.S. federal and state securities laws.

III.   Mutual royalty obligations for Q3, 2003; Royalty obligations from date of termination of SAA

1.   Mutual royalty obligations for Q3, 2003

Both Parties represent to each other that the Royalty Calculation Sheet listing both Parties´ royalty payment obligations from the receipt of license fees, support services fees and revenue share relating to Joint Offering customers as agreed in the SAA for the period from July 1 to September 30, 2003 as well as any additional payment obligations by one Party to the other existing at the Effective Date of this Amendment provided in Appendix 5 is complete and accurate as of the Effective Date of this Amendment.

2.   Jointly Owned Trademarks

In accordance with the provisions of section 6.8 of the JDA, the parties agree as follows with respect to the jointly owned trademarks as set forth on Attachment 4 to the JDA: The parties shall continue to jointly own an undivided one half (1/2) interest in said marks and any applicable registrations, and either party may continue to use the appropriate trademarks in connection with the marketing, sale and use of the Joint Offering in accordance with the terms of the SAA and JDA.   Neither party may market new products or services under the joint marks.   The parties hereby agree that, in view of the termination of the SAA, the parties each desire to reduce expenses associated with registration and protection of the jointly owned marks and accordingly agree as follows with respect to any expenses that are currently shared by the parties: a) where the marks are not yet registered in a particular region, the parties shall immediately abandon all registration efforts and take all reasonable steps to reduce related expenses associated with such efforts; and 2) to the extent the marks are registered in a particular region, the parties shall allow such registration to lapse and shall not incur any additional expenses associated with such marks without the other party's consent. To the extent that one party desires to continue the registration efforts associated with a jointly owned mark or otherwise incur expenses associated with maintenance or protection of the marks, it shall advise the other party of such action. If the other party does not agree to share such expense, the initiating party may incur such costs on its own. Notwithstanding the foregoing, nothing herein shall affect the parties' continued undivided ownership right and interest in and to the marks.

3.   Termination of license, support and revenue sharing royalty obligations

For purposes of clarification, SAP agrees that it will pay Commerce One a fee of U.S. $500,000 for support and maintenance by Commerce One relating to Marketset 2.1-3.0 for the period from October 1, 2003 through December 31, 2003. C1 and SAP agree that pursuant to the separation of support responsibilities agreed herein both parties shall be fully relieved from any of their respective license, support fee and revenue share royalty obligations stipulated in the SAA as of December 31, 2003, save as expressly provided otherwise in this paragraph and in Appendix 3. SAP hereby agrees that any prepaid royalties paid by SAP to Commerce One during the term of the SAA are non-refundable, and SAP shall not be entitled to seek recovery for any reason of any remaining prepaid amounts which have not yet been drawn down as of December 31, 2003.

To the extent that either party licenses the Joint Offering to a customer during the three-year OEM term set forth in section 15 of the SAA, the parties shall pay each other the following royalties:

The parties shall each pay each other 10% of any License Fees for the Joint Offering.

IV.   Waiver of claims and liabilities

Each Party (on its own behalf and on behalf of its respective subsidiaries and affiliates) hereby agrees to release and forever discharge the other Party, its respective directors, officers, employees, subsidiaries, affiliates, assigns and successors-in-interest from any and all claims, demands, or causes of action of any kind, known or unknown, solely relating to any acts, omissions and obligations of such Party in performance of the stipulations of the SAA, the JDA or the PSA having occurred up and until the Effective Date of this Amendment ("Claims") and each party expressly waives any and all such Claims. Both Parties agree that the foregoing waiver of claims and liabilities shall in no event be construed to limit either Party´s liability relating to any acts, omissions and obligations of such Party in performance of the stipulations of the SAA or any amendment thereto including without limitation this Amendment No. 6, the JDA or the PSA occurring after the Effective Date of this Amendment.

(Remainder Of Page Intentionally Left Blank – Signature Page Follows)

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to enter into this Amendment effective on the Effective Date.

COMMERCE ONE, INC: SAP AG:

By: _____/s/ Charles Boynton_____   By: _____/s/ Dr. Werner Brandt_____

Name: ____Charles Boynton_____   Name: ____Dr. Werner Brandt_____

Title: _____CFO_____ _____   Title: ___Chief Financial Officer_____

                                                  By: _/s/ ppa. Dr. Bernd-Uwe Pagel_____

                                                  Name: ___ppa. Dr. Bernd-Uwe Pagel_____

                                                  Title: _____SVP Marketplaces_____

Appendix 1
C1 Source Code

C1 Source Code* to be provided to the full extent of the C1 Technology as delivered on the CD's shipped to Joint Offering customers:

MarketSet 3.0 (MarketSite 4.6)

1. Commerce One Catalog Publisher (CCP) 2.0.1- Commerce One Catalog Publisher (CCP) 2.0 and Service Pack 2.0.1
2. Transaction Event Collector (TEC) and Copy Service 2.0.1 - Transaction Event Collector (TEC) and Copy Service 2.0 and Service Pack 2.0.1
3. Multicast Service 1.5
4. Commerce One Community Manager 4.6.1- Commerce One Community Manager 4.6 and Service Pack 4.6.1 (patches 4.6.1.1 and 4.6.1.2)
5. XML Portal Connector (XPC) Server 4.6.1- XML Portal Connector (XPC) Server 4.6 and Service Pack 4.6.1
6. Business Service Framework 1.6
7. MarketSite Platform (MSP) 4.6.1- MarketSite Platform (MSP) 4.6 and Service Pack 4.6.1
8. MyMarketPlace Advanced 4.6
9. XML Developer Kit (XDK) Pro 4.6.1
10. Language Packs
11. All bug fixes / patches released since initial release of MOE 4.6 to SAP (4.6.1)

MarketSet 2.5 (MarketSite 4.0/4.1)

1. Commerce One Auto Catalog Publisher (ACP) 1.2
2. Transaction Event Collector (TEC) 1.2.1
3. Multicast Service V?
4. Commerce One MarketSite Builder 4.1
5. XML Portal Connector (XPC) Server 4.1
6. MarketSite Platform (MSP) 4.1 and MSP 4.1 Copy Service patch
7. My Marketplace Advanced 1.2
8. Portal Router 4.1
9. Product ID Mapping Service 1.0 = Data Transformation
10. Commerce One MarketSite Builder 4.1 SDK SP2
11. Language Packs
12. All bug fixes / patches released since initial release of MOE 4.1 to SAP

* For each product listed in Appendix 1, Commerce One will provide C1 Source Code consisting of the following Commerce One-developed items. Commerce One shall not provide any source code developed or owned by third parties.

   a. source code
   b. build scripts
   c. installer code
   d. language packs (sources)
   e. user documentation (sources)
   f. existing test scripts for validation of the source code (regression Tests)
   g. existing engineering documentation that describes the existing code base (required for support)
   h. existing documentation on how to execute the builds (master, component, installer)

i.   actual released bits from fulfillment

Appendix 2
List Of Third Party Technology Embedded In Or Required For Operation Of C1 Technology
[Provided in attachments]

Appendix 2A

Commerce One Confidential Information

CMRC Third Party Bundled Software

MarketSet 2.5 Public GA

3rd Party CD	Netscape iPlanet Directory Server 4.12 (Domestic)
3rd Party CD	Netegrity SiteMinder 4.5.1 Policy Server
3rd Party CD	Netegrity SiteMinder 4.5.1 Web Agent (For Windows NT/2000)

MarketSet 3.0b GA

3rd Party CD	Sun Microsystems Iplanet Directory Server 5.0 SP1
3rd Party CD	Netegrity Siteminder Policy Server 4.61 with SP2
3rd Party CD	Netegrity SiteMinder Web Agent V4QMR1
3rd Party CD	Macromedia Jrun Advanced Edition 3.1.26414 w/Patch 3.1.27124 & ClusterCats
3rd Party CD	Macromedia Jrun Pro Edition 3.1.26414 w/Patch 3.1.27124
3rd Party CD	RedHat Software Cygwin 1

Appendix 2B

MarketSet 3.0b Windows NT/2000 (128 bit) GA			
PRE-REQUISITE Third-Party Software			
Type	**Third Party Manufacturer**	**Third-Party Package Name**	**Version**
	Adobe Acrobat 5.0 (or higher)	Acrobat	5.0 (or higher)
	Microsoft	Windows	2000 SP2
OR	Microsoft	Windows NT with Option Pack	4 SP6a
	Microsoft	IIS 4 (Windows NT 4 SP6a)	4
OR	Microsoft	IIS 5 (Windows 2000 SP2)	5
	Netscape	Netscape Navigator	4.78
OR	Microsoft	Internet Explorer	5.5 SP1
	Microsoft	Access	97
OR	Microsoft	Access	2000
	Microsoft	Excel	97
	Microsoft	Excel	2000
	Microsoft	SQL server or SQL server2000	7.0 with service pack 3 or SP1
	Microsoft	MDAC	2.6
	Microsoft	Jview	5.00.3309 or higher
	Sun Microsystems or Microsoft	iPlanet Web Service Enterprise Edition or IIS Web Server	4.1 SP8 OR 4
	Netegrity SiteMinder Web Agent 4.51 + hotfix-5696		
	Sun Microsystems	Java Development Kit (JDK)	1.3.1 _01
	Sun Microsystems	Java Development Kit (JDK)	1.3.1
	Sun Microsystems	Java Development Kit (JDK)	1.3.0 _002
	Sun Microsystems	Java Runtime Environment	1.2.2
	Microsoft	Micrsoft SQL Server 7.0	SP3
OR	Microsoft	Micrsoft SQL Server 2000	SP1
OR	Oracle	Oracle 8i Enterprise	8.1.7
	IDS software	JDBC Server Lite - Server element for Oracle driver only	3.5.4
PRE-REQUISITE Commerce One Software			
Type	**Third Party Manufacturer**	**Third-Party Package Name**	**Version**
	Commerce One	xCBL Mailbox 2.0.1 Windows NT/2000 (neutral) Service Pack	2.0.1

Appendix 2C

MarketSet 2.5 Windows NT/2000	
Pre-Requiste Software (Windows)	
Summary of all required pre-requisite software for the Solution/Product Kit:	
Prerequisite Software (NOT Provided by Commerce One)	
Adobe Acrobat Reader 4.05 (or higher)	Pre-req
Apache 1.3.14 - Apache Web Server 1.3.14 (for Windows NT)	Pre-req
Crystal Reports 7.0	Pre-req
JDK 1.2.2	Pre-req
JRE 1.3 for NT (pre-requisite for Java API for iMerge xACL)	Pre-req
Microsoft Access 97 **OR** Access 2000	Pre-req
Microsoft Data Access Components 2.6 RTM (2.60.6526.3)	Pre-req
Microsoft Excel 97 **OR** Excel 2000	Pre-req
Microsoft IIS 4.0 for NT or Microsoft IIS 5.0 (Win2K)	Pre-req for ACP 1.2 NTW2K
Microsoft Internet Explorer 5.5 **OR** Netscape Navigator 4.75 **OR** later	Pre-req for ACP 1.2 NTW2K
Microsoft Java Compiler (jvc.exe) v.6.00.8424 or other compatible version	Pre-req
Microsoft Java Virtual Machine v.5.00.3186 or later	Pre-req for XPC 3.2 NT
Microsoft Java Virtual Machine v.5.00.3234	Pre-req
Sun Microsystems Java Runtime Environment (JRE) 1.3.0_02	Pre-req
Sun Microsystems Java Secure Socket Extension (JSSE) 1.0.2	Pre-req
Microsoft Jview 5.00.3309 or higher	Pre-req
Microsoft MDAC 2.1 or 2.6 (For Windows NT) or 2.6 (for Windows 2000)	Pre-req
Microsoft SDK for Java 4.0	Pre-req
Microsoft SQL 7.0 **or** SQL 2000 **or** Oracle 8i	Pre-req
Microsoft Windows 4.0 CryptoAPI 2.0	Pre-req for PIMs
Microsoft Windows NT 4.0 with Service Pack 6A with Option Pack **OR** Microsoft Windows 2000 SP1	Pre-req
Micrsoft SQL Server 7.0 with Service Pack 2 **OR** Microsoft SQL 2000	Pre-req
Netscape Navigator 4.x **OR** Microsoft Internet Explorer 4.x or above	Pre-req
OpenSA Apache v 0.20 (includes Apache Web Server v 1.3.9, Open SSL v 0.9.4 and PHP4 Beta)	Pre-req
SA Fileup 3.0	Pre-req
Sun Development Kit (JDK) 1.3_02	Pre-req for PIMs
Sun Java Runtime Environment 1.2.2_007	Pre-req
Sun JSSE 1.0.2	Pre-req
Pre-reqs by Product (Not Provided by Commerce One)	
MarketSite Platform 4.0 Windows NT/2000	
Microsoft Windows NT 4.0 with Service Pack 6A with Option Pack **OR** Microsoft Windows 2000 SP1	
Netscape Navigator 4.x **OR** Microsoft Internet Explorer 4.x or above	
Microsoft Windows NT Option Pack 4.0 with Service Pack 4 (or higher)	
Sun Java Runtime Environment 1.2.2_007	
Micrsoft SQL Server 7.0 with Service Pack 2 **OR** Microsoft SQL 2000	
MarketSite Builder 4.0 Windows NT/2000	
Microsoft Windows NT 4.0 with Service Pack 6A with Option Pack **OR** Microsoft Windows 2000 SP1	
Netscape Navigator 4.x **OR** Microsoft Internet Explorer 4.x or above	
Micrsoft SQL Server 7.0 with Service Pack 2 **OR** Microsoft SQL 2000	
Microsoft IIS 4.0 for NT	
Netscape LDAP 4.1.2	
Allaire JRun 2.3.3 and patch 157	
Sun JSSE 1.0.2	
MarketSite Builder 4.0 Windows NT/2000 SDK	
Microsoft Windows NT Server 4.0 with Service Pack 6A **OR** Microsoft Windows 2000 SP1	
MicroSoft SQL Server 7.0 (SP2) **OR** Microsoft SQL Server 2000	
Microsoft IIS 4.0 for NT	
Netscape iPlanet LDAP Server 4.1.2	
Jrun 2.3.3 and patch 157	

Calculator Sample Service	
XPC 4.0 server	
Portal Router	
MarketSite Builder 4.0	
MarketSite Builder 4.0 SDK	
MarketSite Builder 4.0 Services	
Calculator UI Service	
TEC 1.2	
Transaction Event Collector 1.2 Windows NT/2000 SDK	
Microsoft Windows NT Server 4.0 **OR** Microsoft SQL Server 2000	
Microsoft NT Option Pack 4.0 **OR** Microsoft Windows 2000 SP1	
JDK 1.2.2	
Microsoft Internet Explorer 4.0.1 or higher	
Cygnus 1.0	
Netegrity SiteMinder 4.5.1 Web Agent (For Windows NT/2000)	
Microsoft Windows NT Server 4.0 **OR** Microsoft SQL Server 2000	
Microsoft Windows NT Server Service Pack 6A **OR** Microsoft Windows 2000 SP1	
MicroSoft SQL Server 7.0 (SP2)	
Microsoft IIS 4.0 for NT	
Netscape iPlanet LDAP Server 4.1.2	
Jrun 2.3.3 and patch 157	
XDK Pro 4.0 Windows NT/2000 Version	
Microsoft Windows NT 4.0 with Service Pack 6A with Option Pack **OR** Microsoft Windows 2000 SP1	
Netscape Navigator 4.x **OR** Microsoft Internet Explorer 4.x or above	
Microsoft Windows NT Option Pack 4.0 with Service Pack 4 (or higher)	
Sun Java Runtime Environment 1.2.2_007	
Micrsoft SQL Server 7.0 with Service Pack 2 **OR** Microsoft SQL 2000	
Sun Microsystems JDK 1.2.2	
XPC 3.2 NT	
Microsoft Windows NT 4.0 Service Pack 6A with Option Pack (includes Microsoft IIS)	
Microsoft Java Virtual Machine v.5.00.3186 or later	
Microsoft Java Compiler (jvc.exe) v.6.00.8424 or other compatible version	
XPC 4.0 for Windows NT/2000	
Pre-requistes for NT:	Pre-requistes for Windows 2000:
Microsoft Windows NT 4.0 Service Pack 6A with Option Pack (includes Microsoft IIS)	Microsoft Windows 2000 Service
Sun Java Development Kit 1.2.2_007	Sun Java Development Kit 1.2.2_
Round Trip Broker 1.5 Windows NT/2000	
Microsoft Windows NT 4.0 **or** Windows 2000	
Microsoft SQL 7.0 **or** SQL 2000 **or** Oracle 8i	
Cygwin 1.0 (Cygnus GNU tools for WinNT)	
OpenSA Apache v 0.20 (includes Apache Web Server v 1.3.9, Open SSL v 0.9.4 and PHP4 Beta)	
JDK 1.2.2 or higher (Java 2 compliant JVM)	
xCBL Mailbox 1.0 Windows NT/2000	
Adobe Acrobat Reader 4.05 (or higher)	
opta2000.zip (I-Net's Opta JDBC drivers v 2.04 for SQL server); provided in XPC 4.0	
jmail.jar/mail.jar (Sun's JavaMail 1.1.2); provided in XPC 4.0	
Sun JDK 1.2.2_007	
Microsoft Windows NT 4.0 Service Pack 6A with Option Pack (includes Microsoft IIS and Microsoft Windows NT 4.0 CryptoAPI_2.0) **OR** Microsoft Windows 2000 SP1	
Microsoft SQL Server 7.0 with SP2 **OR** Microsoft SQL Server 2000	
Microsoft IIS	
Microsoft Windows 4.0 CryptoAPI 2.0	

Transaction Event Collector 1.2 Windows NT/2000	
Microsoft Windows NT 4.0 with Service Pack 6A with Option Pack **OR** Microsoft Windows 2000 SP1	
Microsoft Windows NT Option Pack 4.0 with Service Pack 4 (or higher)	
Netscape Navigator 4.x **OR** Microsoft Internet Explorer 4.x or above	
Sun Java Runtime Environment 1.2.2_007	
Cygnus 1.0	
MarketSite Utility Services 1.0 for Windows NT/2000	
Microsoft Windows NT 4.0 with Service Pack 6A with Option Pack **OR** Microsoft Windows 2000 SP1	
Micrsoft SQL Server 7.0 with Service Pack 2 **OR** Microsoft SQL 2000 **OR** Oracle 8i	
Sun JRE 1.2.2	
Product ID Mapping Service 1.0 Windows NT/2000	
Microsoft Windows NT 4.0 with SP6 **or** greater; **or** Microsoft Windows 2000 Server Edition	
Netscape Navigator 4.75 **or** Microsoft Internet Explorer 5.0 or greater	
Sun Development Kit (JDK) 1.3_02 [Sun Java Runtime Envirnoment (JRE) 1.3_02 is pre-requisite for Java API for iMerge xACL]	
xCBL 3.0	
Microsoft Internet Explorer 3.0 or later	
Netscape 2.0 or later	
ACP 1.2 Windows NT/2000	
Microsoft Windows NT 4.0, SP6 **OR** Windows 2000 Server	
Microsoft SQL Server 7.0 SP2 (or newer) **OR** Microsoft SQL Server 2000	
Microsoft IIS 4.0 (NT) **OR** Microsoft IIS 5.0 (Win2K)	
Microsoft Internet Explorer 5.5 **OR** Netscape Navigator 4.75 **OR** later	
Microsoft Access 97 **OR** Access 2000	
Microsoft Excel 97 **OR** Excel 2000	
Allaire Jrun Pro 2.3.3 Build 157	
Sun JRE for JDK 1.2.2_007	
Microsoft Jview 5.00.3309 or higher	
Cygwin 1.0	
Microsoft MDAC 2.6	
XCC 1.1	
Microsoft Windows NT Server 4.0	
Microsoft Windows NT 4.0 Service Pack 6A with Option Pack (includes Microsoft IIS)	
Microsoft SDK for Java 4.0	
XCC 3.2.1 (40 Bit)	
Microsoft Windows NT Server 4.0	
Microsoft Windows NT 4.0 Service Pack 6A with Option Pack (includes Microsoft IIS)	
Microsoft Java Virtual Machine v.5.00.3234	
Microsoft SDK for Java 4.0	
Auction 4.1 SP1	
Microsoft Windows 2000 Server with Service Pack 1	
Microsoft SQL Server 7.0 with Service Pack 3	
Software Artisans Fileup 3.2.6	
(NOTE: Auction is only available on Windows 2000, and has not been tested with other solution products running on Solaris.)	
MSB 4.1 Service Pack 2	
JVM 1.3.1_01	
MarketSite 4.1 Service Pack 1 (Copy Service)	
None	

MarketSet 2.5 Solaris	
Pre-Requiste Software (Solaris)	
Summary of all required pre-requisite software for the Solution/Product Kit:	
Sun Microsystems Solaris 8	
Sun Microsystems Solaris 2.6 **OR** 2.8	
Sun Microsystems Solaris 5.8 or higher	
Sun Microsystems Java Runtime Environment (JRE) 1.2.1 or 1.2.2	
Sun Microsystems Java Runtime Environment (JRE) 1.2.2_007	
Sun Microsystems Java Runtime Environment (JRE) 1.3.0_02	
Sun Microsystems Java Development Kit (JDK) 1.2.2 or higher (Java 2 compliant JVM)	
Sun Microsystems Java Development Kit (JDK) 1.2.2_007	
Sun Microsystems Java Development Kit (JDK) 1.3_02	
Oracle 8.1.6 Enterprise	
Oracle 8.1.7 Enterprise	
Oracle 8i, Microsoft SQL 7.0 or SQL 2000 (NOTE: Oracle 8i is required for several products.)	
Apache 1.3.14	
Mod_SSL version 2.7.1-1.3.14	
Apache openssl-0.9.6-sol8-sparc-local	
Apache 1.3.14	
Allaire JRun 2.3.3 and patch 158	
Allaire Jrun Pro 2.3.3 Build 157	
Allaire JRun 3.0 Professional edition	
Netscape Navigator 4.x **OR** Microsoft Internet Explorer 4.x or above	
Netscape Navigator 4.75 **OR** Microsoft Internet Explorer 5.0 or greater (for some of the products.)	
Microsoft Internet Explorer 5.5 (for some of the products.)	
Adobe Acrobat Reader 4.05 (or higher)	
Xwindows server (could be any vendor: XWinPro, Exceed, MKS toolkit)	
Perl 5 or higher (included with Solaris 8?)	
Cygwin 1.0	
Microsoft Windows 2000 Server with Service Pack 1	For Auction 4.1
Microsoft SQL Server 7.0 with Service Pack 3	For Auction 4.1
Software Artisans Fileup 3.2.6	For Auction 4.1
Pre-reqs by Product (Not Provided by Commerce One)	
MarketSite Platform 4.1:	
Sun Solaris 8	
Netscape Navigator 4.x **OR** Microsoft Internet Explorer 4.x or above	
Sun Java Runtime Environment 1.3.0_02	
Oracle 8.1.6 on Solaris	
Apache 1.3.14	
Mod_SSL version 2.7.1-1.3.14	
Apache openssl-0.9.6-sol8-sparc-local	
MarketSite Builder 4.1:	
Solaris 8	
Oracle 8.1.6 Enterprise	
Allaire JRun 2.3.3 and patch 158	
Allaire JRun 3.0 Professional edition	
Apache 1.3.14	
Mod_SSL version 2.7.1-1.3.14	
Apache openssl-0.9.6-sol8-sparc-local	
Sun Java Runtime Environment 1.2.1 or 1.2.2	
Business Services Framework SDK 1.5.1	
MarketSite Builder 4.1 SDK:	
Same as required for MarketSite Builder 4.1.	
TEC 1.2.1 SDK:	

Sun Solaris 8	
Sun Java Runtime Environment 1.2.2_007	

XDK Pro 4.1:	
Solaris OS 2.6 **OR** 2.8	
Netscape Navigator 4.x **OR** Microsoft Internet Explorer 4.x or above	
Sun Java Runtime Environment 1.3_02	
Sun Java Development Kit (JDK) 1.3_02	
XPC 4.1:	
Solaris OS 2.6 or 2.8	
Sun Java Development Kit (JDK) 1.3_02	
Netegrity SiteMinder 4.5.1 Web Agent:	
Solaris 8	
Oracle 8.1.6 Enterprise	
Allaire JRun 2.3.3 and patch 158	
Allaire JRun 3.0 Professional edition	
Apache 1.3.14	
Mod_SSL version 2.7.1-1.3.14	
Apache openssl-0.9.6-sol8-sparc-local	
Sun Java Runtime Environment 1.2.1 or 1.2.2	
MarketSite Utility Services	
Round Trip Broker 1.5.1:	
Sun OS 5.8 or higher	
Oracle 8i, Microsoft SQL 7.0 or SQL 2000	
Apache 1.3.14 with openssl package openssl-0.9.6-sol8-sparc-(local or international) and modssl package mod_ssl-2.7.1-1.3.14	
JDK 1.2.2 or higher (Java 2 compliant JVM)	
xCBL Mailbox 1.1:	
Adobe Acrobat Reader 4.05 (or higher)	
Sun JDK 1.2.2_007	
Apache 1.3.14	
Oracle 8.1.6	
Sun Solaris 8	
Transaction Event Collector 1.2.1:	
(TEC)	
Xwindows server (could be any vendor: XWinPro, Exceed, MKS toolkit)	
Sun Solaris 8	
Netscape Navigator 4.x **OR** Microsoft Internet Explorer 4.x or above	
Sun Java Runtime Environment 1.3.0_02	
Oracle 8.1.6 on Solaris	
Apache 1.3.14	
Mod_SSL version 2.7.1-1.3.14	
Apache openssl-0.9.6-sol8-sparc-local	
xCBL 3.0:	
Microsoft Internet Explorer 3.0 or later	
Netscape 2.0 or later	
Utility Services 1.1:	
Solaris OS 2.6 or 2.8	
Oracle 8i	
Sun JRE 1.3_02	
Product ID Mapping Service 1.0:	
Solaris 8	
Netscape Navigator 4.75 **OR** Microsoft Internet Explorer 5.0 or greater	
Sun Java Development Kit (JDK) 1.3_02	

Auto Content Publisher 1.2	
Sun Solaris 8	
Oracle DB 8.1.7	
Apache 1.3.14	
Microsoft Internet Explorer 5.5 **OR** Netscape Navigator 4.75 **OR** later	
Allaire Jrun Pro 2.3.3 Build 157	
Sun JRE for JDK 1.2.2_007	
Cygwin 1.0	
Perl 5 or higher	
XPC 3.2	
Solaris OS 2.6	
JDK 1.1.8	
Auction 4.1 SP1	
Microsoft Windows 2000 Server with Service Pack 1	
Microsoft SQL Server 7.0 with Service Pack 3	
Software Artisans Fileup 3.2.6	
(NOTE: Auction is only available on Windows 2000, and has not been tested with other solution products running on Solaris.)	

Appendix 2D
Commerce One Confidential Information

CMRC Third Party Embedded Software
(Provided by Commerce One and not as a separate CD)

MarketSet 3.0b

Business Web Services Framework SDK 1.6 Windows NT/2000 128 bit GA

      Business Web Services Framework Application Examples 1.6 Windows NT/2000 128 Bit GA

      EMBEDDED Third-Party Software

         None

      Transaction Event Collection SDK 2.0 Windows NT/2000 Bit GA

      EMBEDDED Third-Party Software

         None

      Security 4.6 SDK Windows NT/2000 128 Bit GA

      EMBEDDED Third-Party Software

         Sun Microsystems JavaBeans Activation Framework 1.0.1
         Sun Microsystems JavaMail 1.1.2
         IAIK SSL Toolkit 3.0.3
         IAIK JCE toolkit 2.6.1.1
         IAIK Jigsaw HTTP Client APJ from IAIK 2.0.5
         Baltimore KeyTools Pro 5.1.1
         Baltimore KeyTools Pro 5.1.1
         Baltimore Sun JCE, redistributed by Baltimore 1.2.1
         Baltimore Sun export policy, redistributed by Baltimore 1.2.1
         Baltimore Sun local policy, redistributed by Baltimore 1.2.1
         Baltimore KeyTools SMIME 5.0.4.1
         Baltimore Key Tools Pro 5.0.4
         Baltimore Baltimore SMIME 5.0.4
         Sun Microsystems Java API for XML parsing 1.0.1
         Meggison Technologies SAX (Simple API for XML) 2
         W3C Standard XML API DOM DOM level 2
         JGURU ANTLR Lexer Library, repackaged by Commerceone 2.7.1
         Apache Foundation xerces_dom.jar, repackaged by Commerce One 1.2.3

Commerce One Catalog Publisher 2.0.1 Windows NT/2000 (Neutral) GA

      EMBEDDED Third-Party Software

         i-net Software UNA JDBC Driver for SQL Server 4.01
         i-net Software JDBC driver for SQL Server 4.11
         O'Reilly Utility classes 1.6
         Sun Microsystems Java 2 Collection API for JDK v 1.1x 1.2
         Andy Khan ExcelRead 1.6.10

      Commerce One Community Manager 4.6 Windows NT/2000 (128 bit) GA for MarketSet

      CCM Core 4.6 Windows NT/2000 (128 bit) GA ofr MarketSet

      EMBEDDED Third-Party Software

IAIK JCE Toolkit 2.6.1
i-net Software JDBC Driver for SQL Server 4.11
O'Reilly Java Server 1.0
Sonic SonicMQ Messaging Broker 3.5
Ronald Tschaler HTTPClient 0.3-2
Sonic Sun Java Message Service, redistributed by Sonic 1.0.2
Sun Microsystems Java Naming and Directory Interface 1.2.1
Sun Microsystems JavaBeans Activation Framework 1.0.1
Sun Microsystems JavaMail 20399
Sun Microsystems JDBC Standard Extension 2.0
IDS software Server Lite – Client only JDBC driver 3.5.4
Apache Foundation ElementConstructionSet 1.3
Sun Microsystems Java Servlet Development Kit (JSDK) 2.1
JGURU ANTLR Lexer Library, repackaged by Commerceone 2.7.1

CCM MMPA 4.6 Windows NT/2000 (128 Bit) GA for MarketSet
EMBEDDED Third-Party Software
Apache Foundation Ant 1.1
Apache Foundation Cocoon 1.1.1
Apache Foundation Element Construction Set 1.3.2
Apache Foundation Jasper 1.1
Apache Foundation Jyve 2.0
Apache Foundation Tomcat 3.2.1
Apache Foundation Turbine 2
Working Dogs Village 1.1
Apache Foundation Xalan Java 2.1.1
Apache Foundation ElementConstructionSet 1.3
Apache Foundation XML.jar 1.1
Intalio Caster 0.8.8
Sun Microsystems Java API for XML Parsing 1.0.1
Sun Microsystems Java Secure Socket Extension 1.0.2

CCM SDK 4.6 Windows NT/2000 (128 Bit) GA for MarketSet
EMBEDDED Third-Party Software
JAIK JCE Toolkit 2.6.1
i-net Software, Inc. JDBC Driver for SQL Server 4.11
Sun Microsystems JDBC Standard Extension 2
IDS Software Server Lite – Client only JDBC driver 3.5.4

CCM Services 4.6 Windows NT/2000 (128 Bit) GA for MarketSet
EMBEDDED Third-Party Software
IDS software Server Lite – Client only JDBC driver 3.5.4

Commerce One Community Manager 4.6 SP1 Windows NT/2000 (128 bit) GA for
CCM Core 4.6.1 Windows NT/2000 (128 Bit) GA for MarketSet
EMBEDDED Third-Party Software
IAIK SSL SDK 3.0.3.1
Sun Microsystems JavaMail 1.2
Sun Microsystems Java Servlet Development Kit (JSDK) 2.1
JGURU ANTLR Lexer Library, repackaged by Commerceone 2.7.1

IAIK Jigsaw HTTP client API from IAIK 2.0.5
IDS software Server Lite – Client only JDSB driver 3.5.7
IAIK JCE Toolkit 2.6.1.1
Baltimore Sun JCE, redistributed by Baltimore 5.1.1.1
Baltimore Sun local policy, redistributed by Baltimore 5.1.1.1
Baltimore Sun export policy file, redistributed by Baltimore 5.1.1.1

CCM MMPA 4.6.1 Windows NT/2000 (128 Big) GA for MarketSet
EMBEDDED Third-Party Software
None

CCM SDK 4.6.1 Windows NT/2000 (128 Bit) GA for MarketSet
EMBEDDED Third-Party Software
IAIK SSL SDK 3.0.3.1
IDS software Server Lite – Client only JDBC driver 3.5.7
IAIK JCE Toolkit 2.6.1.1
Baltimore Sun JCE, redistributed by Baltimore 5.1.1.1
Baltimore Sun local policy, redistributed by Baltimore 5.1.1.1
Baltimore Sun export policy file, redistributed by Baltimore 5.1.1.1
IAIK Jigsaw HTTP client API form IAIK 2.0.5

CCM Services 4.6.1 Windows NT/2000 (128 Bit) GA for MarketSet
EMBEDDED Third-Party Software
IDS software Service Lite – Client only JDBC driver 3.5.7

Commerce One Documentation 2.7 Windows NT/2000 & Solaris (No Encryption)
EMBEDDED Third-Party Software
None

MarketSite Multicast and Community Services 1.5 Windows NT/2000 (Neutral) GA
EMBEDDED Third-Party Software
Sun Microsystems JDBC standard extension 2

MarketSite Platform 4.6 Windows NT/2000 128 bit GA
Portal Router 4.6 Windows NT/2000 128 big GA
EMBEDDED Third-Party Software
W3C Jigsaw Server 2.0.5
Sun Microsystems Java Foundation Classes (JFC) 1.1.1
JGURU ANTLR Lexer Library, repackaged by Commerceone 2.7.1
Sun Microsystems Java Servlet API Specifications 2.2
Sun Microsystems Java Naming and Directory Interface 1.2.1
Sun Microsystems JavaMail 1.1.2
W3C Standard XML API DOM DOM level 2
Sun Microsystems Java APIs for XML Parsing 1.1
Meggison Technologies SAX (Simple API for XML) 2
Sonic Sun Java Message Service, redistributed by Sonic 1.0.2
Sun Microsystems JavaBeans Activation Framework 1.0.1
I-net software JDBC driver for SQL server 4.11
Sun Microsystems Java Dynamic Management Kit 4.2 (Build 112054-03)

Sun Microsystems Jdbc standard extension 2
IAIK SSL toolkit 3.0.3
IAIK JCE toolkit 2.6.1.1
Baltimore keytools SMME 5.0.4.1
Baltimore Core encryption 5.1.1
Baltimore Sun JCE, redistributed by Baltimore 1.2.1
Baltimore Keytools pro 5.1.1
IAIK Jigsaw HTTP client API from IAIK 2.0.5
Baltimore Sun local policy, redistributed by Baltimore 1.2.1
Baltimore Sun export policy, redistributed by Baltimore 1.2.1
Sun Microsystems Java Secured Socket Extension 1.0.2
Sonic Software SonicMQ client 3.5 build 158
Sonic SonicMQ Installer 3.5 build 158
Sonic Software SonicMQ messaging broker 3.5 build 158

Portal XPC 4.6 Windows NT/2000 128 big GA
EMBEDDED Third-Party Software
Apache Foundation XSLT Processing library j2.1.0
Apache Foundation Xalan Java2 j2.1.0
JGURU ANTLR Lexer Library, repackaged by Commerceone 2.7.1
Enhydra Open source servlet runner 3.0.1
Sun Microsystems JavaMail 1.1.2
Sun Microsystems JavaBeans Activation Framework 1.0.1
W3C Standard XML API DOM DOM level 2
Sun Microsystems Java API for XML Parsing 1.1
Apache Foundation Xcrces, repackaged by CommerceOne 1.3.2
Meggison Technologies SAX (Simple API for XML) 2
Sun Microsystems Java Foundation Classes (JFC) 1.1.1
Sun Microsystems Java Servlet API Specifications 2.2
Sun Microsystems Java Naming and Directory Interface 1.2.1
Sun Microsystems Java Servlet Development Kit 2.1
Sonic Sun Java Message Service, redistributed by Sonic 1.0.2
IAIK SSI toolkit 3.0.3
IAIK JCE toolkit 2.6.1.1
Baltimore Keytools SMIME 5.0.4.1
Baltimore Core encryption 5.1.1
Baltimore KeyTools Pro 5.1.1
Baltimore Sun JCE, redistributed by Baltimore 1.2.1
Baltimore Sun local policy, redistributed by Baltimore 1.2.1
Baltimore Sun export policy file, redistributed by Baltimore 1.2.1
IAIK Jigsaw HTTP client API from IAIK 2.0.5
W3C Jigsaw server 2.0.5
Sun Microsystems Java Secured Socket Extension 1.0.2
Sun Microsystems Java Dynamic Management Kit 4.2
(Build 112054-03)
I-net software JDBC driver for SQL server 4.11
Sun Microsystems JDBC standard extension 2
Sonic SonicMQ client 3.5 build 158
Sonic SonicMQ Installer 3.5 build 158
Sonic SonicMQ messaging broker 3.5 build 158

Management Console 4.6 Windows NT/2000 128 bit GA
EMBEDDED Third-Party Software
Apache Foundation Progress Software foundation XML Parser, Version 1.3.1
JGURU ANTLR Lexer Library, repackaged by Commerceone 2.7.1
Sun Microsystems Java Naming and Directory Interface 1.2.1
Sun Microsystems JavaMail 1.1.2
I-net software JDBC driver for SQL server 4.11
Sun Microsystems JDBC standard extension 2
IAIK SSL toolkit 3.0.3
IAIK JCE toolkit 2.6.1.1
Baltimore Sun JCE, redistributed by Baltimore 1.2.1
Baltimore Sun local policy, redistributed by Baltimore 1.2.1
Baltimore Sun export policy, redistributed by Baltimore 1.2.1
Sun Microsystems Java Secured Socket Extension 1.0.2
Sun Microsystems Java Dynamic Management Kit 4.2
(Build 112054-03)
W3C XML parser 5.1.1
Sonic Software SonicMQ client 3.5 build 158
Sonic Software SonicMQ messaging broker 3.5 build 158

Copy service 4.6 Windows NT/2000 128 bit GA
EMBEDDED Third-Party Software
None

Topology Manager for Windows NT/2000 128 bit GA
EMBEDDED Third-Party Software
Sun Microsystems Java Naming and Directory Interface 1.2.1 1.2.1
i-net software JDBC driver for SQL server 4.11
IAIK SSL toolkit 3.0.3
IAIK JCE toolkit 2.6.1.1
Baltimore Sun JCE, redistributed by Baltimore 1.2.1
Baltimore Sun local policy, redistributed by Baltimore 1.2.1
Baltimore Sun export policy, redistributed by Baltimore 1.2.1

Sender Console 4.6 Windows NT/2000 128 big GA
EMBEDDED Third-Party Software
None

MarketSite Platform 4.6.1 Windows NT/2000 128 bit GA
Portal Route 4.6.1 Windows NT/2000 128 bit GA
EMBEDDED Third-Party Software
JGURU ANTLR Lexer Library, repackaged by Commerce One 2.7.1

Portal XPC 4.6.1 Windows NT/2000 128 bit GA
EMBEDDED Third-Party Software
JGURU ANTLR Lexer Library, repackaged by Commerce One 2.7.1

Management Console 4.6.1 Windows NT/2000 128 bit GA

EMBEDDED Third-Party Software
JGURU ANTLR Lexer Library, repackaged by Commerce One 2.7.1

Copy Service 4.6.1 Windows NT/2000 128 bit GA
EMBEDDED Third-Party Software
None

Topology Manager 4.6.1 Windows NT/2000 128 bit GA
EMBEDDED Third-Party Software
None

Sender Console 4.6.1 Windows NT/2000 128 bit GA
EMBEDDED Third-Party Software
None

Transaction Event Collection 2.0 Windows NT/2000 Neutral GA
EMBEDDED Third-Party Software
None

xCBL 3.5 (No Encryption) GA
EMBEDDED Third-Party Software
None

xCBL Mailbox 2.0 Windows NT/2000 (neutral) GA
EMBEDDED Third-Party Software
Apache Foundation XSLT Processing Library, repackaged by
Commerce One 9/6/2001
Apache Foundation POP 0.20.1
Apache Foundation Log4j 1.1.3
Apache Foundation Xerces Java 1.4.1
Apache Foundation Xerces repackaged by Commerce One 1.2.3
I-Net Software JDBC Driver for SQL Server 4.11
Meggison Technologies SAX (Simple API for XML) 2
O'Reilly Java Servlet 1
Sun Microsystems Java API for XML Parsing 1.1
W3C Standard XML API DOM DOM Level 2

xCBL Mailbox 2.0.1 Windows NT/2000 (neutral) GA
EMBEDDED Third-Party Software
None

XML Development Kit 4.6a Windows NT/2000 (Neutral) GA
XDK 4.6 Windows NT/2000 (Neutral) GA
EMBEDDED Third-Party Software
Sun Microsystems JavaBeans Activation Framework 1.0.1
Sun Microsystems JavaBeans 1.1.2
Sun Microsystems Java API for XML Processing 1.1
Meggison Technologies SAX (Simple API for XML) 2
Apache Foundation License 1.1
JGURU ANTLR Lexer Library, repackaged by commerce One 2.7.1

Apache Foundation Xerces, repackaged by CommerceOne 1.2.3
James Clark XT XML Processing Library 11/5/1999
W3C Standard XML API DOM DOM Level 2
W3C Document Object Model Interfaces License 2

XML Portal Connector 4.6a Windows NT/2000 (128 bit) GA
XPC 4.6 Windows NT/2000 (128 bits) GA
EMBEDDED Third-Party Software
Apache Foundation XSLT Processing library j2.1.0
Apache Foundation Xalan Java2 j2.1.0
JGURU ANTLR Lexer Library, repackaged by Commerce One 2.7.1
Enhydra Open source servlet runner 3.0.1
Sun Microsystems JavaMail 1.1.2
Sun Microsystems JavaBeans Activation Framework 1.0.1
W3C Standard XML API DOM DOM Level 2
Sun Microsystems Java API for XML Parsing 1.1
Apache Foundation Xerces, repackaged by CommerceOne 1.3.2
Meggison Technologies SAX (Simple API for XML) 2
Sun Microsystems Java Foundation Classes (JFC) 1.1.1
Sun Microsystems Java Servlet API Specifications 2.2
Sun Microsystems Java Naming and Directory Interface 1.2.1
Sun Microsystems Java Servlet Development Kit 2.1
Sonic Sun Java Message Service, redistributed by Sonic 1.0.2
IAIK JCE Toolkit 2.6.1.1
IAIK JCE Toolkit 2.6.1.1
Baltimore Keytools SMIME 5.0.4.1
Baltimore Core encryption 5.1.1
Baltimore Keytools Pro 5.1.1
Baltimore Sun JCE, redistributed by Baltimore 1.2.1
Baltimore Sun export policy file, redistributed by Baltimore 1.2.1
IAIK Standard XML API DOM 2.0.5
W3C Jigsaw server 2.0.5
Sun Microsystems Java Secured Socket Extension 1.0.2
Sun Microsystems Java Dynamic Management Kit4.2
Sonic SonicMQ client 3.5build158
Sonic SonicMQ messaging broker 3.5build158
Sonic SonicMQ Installer 3.5build158

XML Portal Connector 4.6.1 Windows NT/2000 (128 bit) GA
EMBEDDED Third-Party Software
JGURU ANTLR Lexer Library, repackaged by commerce One 2.7.1
IAIK SSL SDK 3.0.3.1
IAIK JCE toolkit 2.6.1.1
Baltimore KeyToolsPro 5.1.1.1
Baltimore KeyToolsPro 5.1.1.1
Baltimore KeyToolsPro 5.1.1.1

MarketSet 2.5 Embedded Third Party Software

EMBEDDED Third-Party Software

Sonic Software SonicMQ client 3.0
Sonic SonicMQ Installer 3.0
Sonic Software SonicMQ messaging broker 3.0

Appendix 3
Agreed Close-out Activities And Assistance Services

C1 Source Code handover

1. Name project managers for C1 Source Code handover (C1 & SAP)
2. Define and agree sign-off criteria (C1 & SAP)
3. Define patch levels to be provided [C1 has decided to postpone indefinitely Sonic 4.0.2 upgrade. Engineering has done the development work so it can be part of our handoff to SAP. But SAP will need to do the final certification.]
4. Define and agree on physical C1 Source Code handover method (C1 & SAP)
5. Provide List of patches made since official release of MOE 4.6 / CCP 2.0.1 (C1)
6. Provide list of third party tools required for code-maintenance (C1)
7. Provide build instructions (C1 build engineer)
8. Verify build instructions (SAP under guidance of C1 build engineer)
9. Run test builds and verifications (SAP)
10. Provide components as defined in Appendix 1 on unforgeable media (e.g. DVD, CD) and document completeness of physical handover
11. Agree build support after handover & until Dec 31, 2003 (C1 & SAP)

Support handover

1. Name project managers for support handover (C1 & SAP)
2. Onyx export of MOE and CCP related incidents (C1)
3. Status check for open support messages and open customer escalations (C1 & SAP)
4. Agree on responsibility and handover for each open support message / escalation (C1 & SAP)
5. Agree on a text for automated notifications concerning the support handover to SAP´s and C1´s support customers (C1 & SAP)
6. Provide a transition period for a period of no longer than one month from the date of execution of this Amendment for both organizations where occasional mutual help will still be provided and customers reporting to wrong organization will still be handled (C1 & SAP)
7. Delete affected accounts in call tracking systems (C1 & SAP)

Commerce One shall provide the assistance services agreed above for a total of no more than 240 hours for a flat fee of USD $40,000.00 due and payable by SAP on the date of execution of this Amendment. Such amount shall be paid by SAP in cash via wire transfer and shall not be drawn down from any prepaid amounts previously paid by SAP to Commerce One pursuant to the SAA. Both parties believe that such services are likely to be completed within the time period provided; however, if such services require more than 240 hours of work on the part of Commerce One, the parties shall cooperate in good faith to agree upon the effort and if appropriate an additional reasonable fee for any remaining work.

Appendix 4
Agreed End Of SAA Statement Of The Parties

The strategic alliance between SAP and Commerce One to address the e-marketplace demands of enterprises will expire the end of September, 2003, as was originally planned at the outset of the agreement

This agreement helped Commerce One and SAP shape an important chapter in the history of eBusiness solutions. Working together, the two companies brought to market a succession of four e-marketplace solutions and quickly become recognized global leaders in e-marketplace solutions.

While the technical termination of the alliance agreement is the 30th of September, the parties will continue to work together as partners as necessary to support their joint customers and to minimize any impact on any marketplace customers.

While both companies go forward with independent strategies with related development and marketing plans based on their own respective technologies, both SAP and Commerce One will have the opportunity to offer the current marketplace solution through September of 2006 to new customers.

Appendix 5
Agreed Royalty Calculation And Other Compensation Sheet For Q3, 2003

Commerce One Royalty Report
Royalty due to SAP

Reporting Period: Q3 2003 - Juni 30, 2003 **Draft - September 30, 2003**

Qrtr deal closed	Line	Customer name	Country	Product	Contract Date	Notes	Net License Value	Annual Maintenance	Maintenance Royalty	License Royalty due SAP	1 Quarter of Maintenance	Portion of Maint earned by SAP for the period 7/1/03 to 9/30/03	Total Royalties
	1	ForrestExpress	US	Business Warehouse				51,000	35%		$4,463	$4,463	$4,463
	2	IBX	Sweden	Regional Marketable				400,000	35%		$35,000	$35,000	$35,000
							$ --			$0		$39,463	$39,463

Authorized Signature: ______________________________

Authorized Name: Rob Gaffney - Director of Accounting

Date:

Preliminary Report of Q3 2003

Customer	Country	Product	Approx Deal size	Defferal / correction	C1 Share	C1 Share	Wht adjustment	C1 amount $
Type 1	Closed and agreed				0	0	0	$0
Amendment No4								
	Maintenance	Ammendment No5 I C2						$500,000
	Maintenance Connectoren	Section IV 2. Q1-Q2						$18,570
Type 2	Call-outs					0	0	$518,750
Maintenance		Shell						$39,000
Type 3	MOE deployment							$39,000
Type 4	mysap.com1%							$0
Type 5	EDP deals 20%							$0
Maintenance	ALL	Marketset						$350,351
Type 6	Maintenance							$350,351
Type 7	EBD							$0
adjustments								
Total	Royalty payable to C1							$908,101

Open Invoice Commerce One vs. SAP

(SAP America, Inc.)

Invoice Number	Invoice date	Invoice Due date		Amount	
14812	16.09.2002	16.10.2002	$	35,294.88	disputed by SAP (no contractual agreement in place supporting the invoice
18092	13.02.2002	15.03.2002	$	11,109.05	
18827	15.04.2003	15.05.2003	$	27,972.55	
19025	16.07.2003	15.08.2003	$	510.00	
			$	74,886.48	
			$	(35,294.88)	INV 14812
			$	39,591.60	will be paid by SAP to C1 upon execution of Amendment 6.

Open Payments due to SAP by Commerce One

Assignment	Doc no.	Ty	Doc. date	Total Amount in local cur.	l Curr	C1rng doc	Text
0023027213	23027213	DA	30.06.2003	34,534.87	EUR		Royalty Maint from C1 Q2 2003
0023027367	23027367	DA	30.09.2003	33,668.01	EUR		Royalty Maint from C1 Q3 2003
				68,202.88	EUR		
Account 495902				68,202.88	EUR		
				68,202.88	EUR		